

May 9, 2014

Steven B. Boehm.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

Re: TICC Capital Corp. (the "Company")
        Registration Statement on Form N-2
        File Number: 333-195195

Dear Mr. Boehm:

The Company filed a shelf registration statement on Form N-2 on April 10, 2014 under which it may offer up to $600,000,000 of shares of its common stock, preferred stock, debt securities, subscription rights or warrants to purchase its common stock or debt securities (collectively, the "Securities"). The Securities may be offered at prices and on terms to be disclosed in one or more supplements to the prospectus.

Based upon Securities Act Release No. 6510 (February 15, 1984) and the representations contained in your letter of April 10, 2014, we conducted a selective review of the registration statement. You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of its registration statement. Based on our review of the filing, we have the following comments. Whenever a comment is made in one location, you should consider it applicable to all similar disclosure appearing elsewhere in the registration statement (including all future prospectus supplements).

GENERAL

1.   In your response, undertake to inform the staff in advance of filing a prospectus supplement for the issuance of debt securities if such prospectus supplement contains materially different terms, including, without limitation, the removal or alteration of a covenant in a manner materially affecting the rights of the debtholders, from those disclosed in the forms of prospectus supplement filed on February 26, 2014, as exhibits to the Company's post-effective amendment no. 8 to its shelf registration statement on Form N-2 (File No. 333-183605).

2.   Please confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

3.   In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned "Additional Underwriter Compensation" a description of the terms of any agreement that the Company will have entered into with the underwriters for services other than share distribution, and specify the nature of the services that the underwriter has provided or will provide thereunder that differ from typical underwriting services. Please undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually, and undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

COVER PAGE

4.   In the first paragraph, please disclose that a substantial portion of the Company's investment portfolio consists of debt investments for which issuers are not required to make principal payments until the maturity of the senior loans, which could result in a substantial loss to the Company if such issuers are unable to refinance or repay their debt at maturity.

PROSPECTUS

Summary – Overview (page 1)

5.   In the third paragraph, the disclosure provides that the Company's "investment portfolio will be *diversified* among a large number of investments…" [emphasis added]. Given that the Company is non-diversified, please use a different term in this disclosure.

Summary – Management Fee (page 6)

6.   In the third sentence of the third paragraph, please include within the parenthetical a reference to fees associated with the investigation and monitoring of the Company's investments, including expenses and travel fees incurred in connection with investment due diligence and on-site visits.

Fees and Expenses – Example (page 12)

7.   In your response, please confirm that the Example reflects the payment of an incentive fee attributable to realized capital gains (if any), which is not subject to a hurdle rate. In addition, please add disclosure in the paragraph following the example to indicate what the figures in the table would be if 100% of returns were capital gains.

Risk Factors – Risks Relating to Our Business and Structure (page 18)

8.   With respect to the fair valuation risk, please enhance the disclosure to explain that instruments treated as having original issue discounts (such as instruments paying PIK interest and deferred loan origination fees) may have unreliable valuations because their continuing accruals require ongoing judgments about the collectability of the deferred payments and the value of any associated collateral.

Portfolio Companies (page 94)

9.   We note that footnote 11 to the table provides an indication as to which investments are not qualifying investments under Section 55(a) of the 1940 Act. Pursuant to Instruction 1.b of Item 8.6 of Form N-2, please enhance this disclosure (and corresponding disclosure in the Consolidated Schedule of Investments beginning on page F-5) to briefly explain the significance of non-qualification. Also, please disclose the total percentage of non-qualifying investments.

PART C

10.   Please file as an exhibit the legality opinion regarding all securities being registered, and related consent of counsel, with your next pre-effective amendment. In this regard, since the terms of the actual offerings from this registration statement appear to be uncertain and not yet authorized by the Company's Board of Directors, the Company may need to undertake to file an unqualified legality of shares opinion, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.

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We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Should you have any questions regarding this letter, please contact me at (202) 551-6967.

Sincerely,
Derek B. Newman
Senior Counsel